March 2013 Pricing Sheet dated March 15, 2013 relating to Amendment No. 1 to Preliminary Terms No. 674 dated March 12, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
PLUS Based on the Performance of a Basket of Six Commodities due March 20, 2015
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MARCH 15, 2013
Issuer:	Morgan Stanley
Issue price:	$1,000 per PLUS
Stated principal amount:	$1,000 per PLUS
Pricing date:	March 15, 2013
Original issue date:	March 20, 2013 (3 business days after the pricing date)
Maturity date:	March 20, 2015
Aggregate principal amount:	$8,048,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	Brent blend crude oil (“brent”)	CO1	25%	$109.82
	Copper	LOCADY	20%	$7,782
	Corn	C 1	15%	717¢
	Gold	GOLDLNPM	15%	$1,595.50
	Soybeans	S 1	15%	1,426¢
	Gasoline RBOB (“gasoline”)	XB1	10%	$3.1638
*Bloomberg ticker symbols are being provided for reference purposes only.  The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange.

Payment at maturity:
▪If the basket performance factor is greater than 100%, meaning the basket has appreciated in value:
$1,000 + leveraged upside payment
▪If the basket performance factor is less than or equal to 100%, meaning the basket has declined in value or not appreciated in value:
$1,000 x basket performance factor
This amount will be less than or equal to the stated principal amount of $1,000.  There is no minimum payment at maturity on the PLUS.

Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	240%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Basket performance factor:	The sum of the products of, with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Valuation date:	In respect of each basket commodity, March 17, 2015, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Interest:	None
CUSIP / ISIN:	6174824D3 / US6174824D38
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

	Terms continued on the following page
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per PLUS	$1,000	$22.50	$977.50
Total	$8,048,000	$181,080	$7,866,920
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Amendment No. 1 to Preliminary Terms No. 674 dated March 12, 2013
Prospectus Supplement for PLUS dated August 17, 2012	Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Terms continued from previous page:
Commodity price:
For any trading day:
Brent:  the official settlement price per barrel of Brent blend crude oil on the ICE Futures Europe of the first nearby month futures contract, stated in U.S. dollars, as made public by the ICE Futures Europe on such date.
Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Corn: the official settlement price per bushel of deliverable-grade corn on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the relevant options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
Gold:  the afternoon fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date.
Soybeans:  the official settlement price per bushel of deliverable-grade soybeans on CBOT of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
Gasoline:  the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX of the first nearby month futures contract, stated in U.S. dollars, as made public by NYMEX on such date.

Relevant exchange:	Brent: ICE Futures Europe Copper: LME Corn: CBOT Gold: LBMA Soybeans: CBOT Gasoline RBOB: NYMEX
Initial basket commodity price	The commodity price for the applicable basket commodity on the pricing date, as set forth under “Basket—Initial basket commodity price” above.
Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.